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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-39700

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2023 (MM/DD/YY) AND ENDING 03/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Navigator Securities Ltd

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14301 FNB Pkwy Ste 112
(No. and Street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Hamilton	402-218-4064	eric.hamilton@avior.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB CPAs and Business Advisors
(Name – if individual, state last, first, and middle name)

2950 N Loop W Ste 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

11/05/2003	879
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC HAMILTON _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NAVIGATOR SECURITIES LTD _____, as of 3/31 _____, 2 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PATRICIA LYNN SHOTWELL
State of Nebraska-General Notary
My Commission Expires
August 27, 2027

Signature: _____

Title:
CCO, FINOP

Patricia Lynn Shotwell
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

NAVIGATOR SECURITIES LIMITED

FINANCIAL STATEMENTS

MARCH 31, 2024

CONTENTS



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
of Navigator Securities Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navigator Securities Limited. as of March 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the period then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navigator Securities Limited. as of March 31, 2024, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Navigator Securities Limited's management. Our responsibility is to express an opinion on Navigator Securities Limited's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navigator Securities Limited. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Navigator Securities Limited's financial statements. The supplemental information is the responsibility of Navigator Securities Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as Navigator Securities Limited's auditor since 2023.

Houston, Texas

May 24, 2024

ASSETS

Cash and cash equivalents	$	46,787
Deposits with clearing organization		6,213
Receivables for commissions and fees		27,005
Furniture, fixtures and equipment, net		
of accumulated depreciation of $43,181		-
Intercompany - Avior Wealth		9,877
TOTAL ASSETS	$	89,882

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and other liabilities	$	16,403
Commissions payable		15,668
TOTAL LIABILITIES		32,071

STOCKHOLDER'S EQUITY

Common stock, $1 par value, 100,000 shares	
authorized and 1,000 shares issued and outstanding	1,000
Additional paid-in capital	6,107
Dividend Distributions	(317,680)
Retained earnings	368,384
TOTAL STOCKHOLDER'S EQUITY	57,811
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 89,882

The accompanying notes are an integral part of the financial statements.

REVENUES
Commissions and fees	$ 276,813
Interest and dividends	52,817
Other income	2,232
TOTAL REVENUE	**331,862**

EXPENSES
Employee compensation and benefits	2,110
Clearance fees	7,132
Commission expense	150,014
Communications and data processing	41,314
Consulting expense	1,301
General and administrative	94,186
TOTAL EXPENSES	**296,057**

NET INCOME BEFORE INCOME TAX	35,805
Federal Income Tax	(7,268)
NET INCOME	**$ 28,537**

The accompanying notes are an integral part of the financial statements.

	Common Stock	Additional Paid-In Capital	Dividend Distributions	Retained Earnings	Total
Balance, March 31, 2023	$ 1,000	$ 6,107	$ -	$ 339,847	$ 346,954
Net Income	-	-	(317,680)	28,537	(289,143)
Balance, March 31, 2024	$ 1,000	$ 6,107	$ (317,680)	$ 368,384	$ 57,811

The accompanying notes are an integral part of the financial statements.

5

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 28,537
Changes in operating assets and liabilities:	
Receivables for commissions and fees	(4,380)
Prepaid expenses and other receivables	-
Accounts payable and other liabilities	12,797
Commissions payable	2,568
Net cash provided by operating activities	39,522
CASH FLOWS FROM INVESTING ACTIVITIES	
Intercompany	(9,877)
CASH FLOWS FROM INVESTING ACTIVITIES	
Dividend Distributions	(317,680)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(288,036)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	334,823
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 46,787

The accompanying notes are an integral part of the financial statements.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Navigator Securities Limited ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Company is located in the Woodlands, Texas and was incorporated under the laws of the State of Texas on April 26, 1988. The Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (k)(2)(ii). The Company is registered as a Broker-Dealer with the SEC, and is a member of the Financial Industry Regulatory Authority (FINRA).

During Fiscal Year 2023, the Company's name was changed from Woodlands Securities Corporation to Navigator Securities Limited and was purchased by by Avior Wealth Management.

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue and Expenses - Commissions on Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Total commissions revenue for 2024 was approximately $277,000. 12b-1 fee revenue and expenses related to securities transactions executed but not yet settled as of March 31 are not considered by management to be material to the Company's financial statements.

Income Taxes - The provision for federal income taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of March 31, 2024, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the fiscal year 2020 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Fixed Assets and Depreciation - Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B   DEPOSITS WITH CLEARING ORGANIZATION

As of March 31, 2024, Navigator Securities Limited has an agreement with Hilltop Securities, Inc., a clearing organization, whereby the organization performs clearing functions for securities transactions with customers and broker dealers. Related to these transactions, the Company is required to maintain cash on deposit in a clearing account with $6,200. Hilltop Securities, Inc. is located in Dallas, Texas and is a member of FINRA, Midwest Stock Exchange, New York Exchange, Inc., American Stock Exchange, Inc., Pacific Stock Exchange and is registered with the SEC. According to the Clearing Agreement between Hilltop Securities, Inc. and the Company, Hilltop Securities, Inc. is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

NOTE C   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At March 31, 2024, the Company had net capital of $48,320 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .66 to 1 at March 31, 2024. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE D   CONCENTRATIONS AND CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of trade receivables for commissions and fees and cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions.

Deposits with these financial institutions may exceed the amount of federal deposit insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions.

Generally, no collateral or other security is required to support receivables for commissions and fees. There was no allowance for doubtful accounts at March 31, 2024 as management believes all amounts are collectible.

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include financial institutions and individuals. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument.

NOTE E   COMMITMENTS AND CONTINGENCIES:

As of March 31, 2024, the Company did not have any outstanding commitments or contingencies, guarantees or related obligations, or claims or assessments that were required to be disclosed.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2024

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 57,811
Total capital and allowable subordinated liabilities	57,811
Deductions and/or charges	
Nonallowable assets:	(9,491)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	48,320
Haircuts on securities	-
Net capital	$ 48,320
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,138
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 43,320
Ratio: Aggregate indebtedness to net capital	.66 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2024, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See report of independent registered public accounting firm.

NAVIGATOR SECURITIES LIMITED
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2024

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See report of independent registered public accounting firm.

NAVIGATOR SECURITIES LIMITED Exemption Report

NAVIGATOR SECURITIES LIMITED (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Navigator Securities Ltd

I, Eric Hamilton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Eric Hamilton, CCO, FinOp

May 23, 2024


Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Navigator Securities Limited

We have reviewed management's statements, included in the accompanying Navigator Securities Limited Exemption Report, in which (1) Navigator Securities Limited identified the following provision of 17 C.F.R. §15c3-3(k) under which Navigator Securities Limited claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (exemption provision) and (2) Navigator Securities Limited stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Navigator Securities Limited's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Navigator Securities Limited's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB

EEPB

Houston, Texas

May 24, 2024



SIPC-7 (36-REV 12/18)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 03/31/2024

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NAVIGATOR SECURITIES LIMITED
14301 FNB PKWY, SUITE 112
OMAHA, NE 68154

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ERIC HAMILTON 402-218-4064

2. A. General Assessment (item 2e from page 2) $131

B. Less payment made with SIPC-6 filed (**exclude interest**) (46)

10/26/2023
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 85

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $85

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box [✓] **Funds Wired** [ ] **ACH** [ ]
Total (must be same as F above) $85

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NAVIGATOR SECURITIES LIMITED
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 30 day of April, 20 24.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

13A

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04/01/2023
and ending 03/31/2024

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 331,862

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining Item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 233,331

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 7,132

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        See Schedule 289

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,938

        Enter the greater of line (i) or (ii) 3,938

        Total deductions 244,690

2d. SIPC Net Operating Revenues $ 87,172

2e. General Assessment @ .0015 $ 131

13B

(to page 1, line 2.A.)



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders of Navigator Securities Limited

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2024. Management of Navigator Securities Limited (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EEPB

EEPB

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International